Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, April 20, 2016	Financial Contact: Christian Rothe, 612-623-6205 Media Contact: Charlotte Boyd, 612-623-6153 Charlotte_M_Boyd@graco.com

Graco Reports First Quarter Results
Solid Sales Growth in EMEA and Asia Pacific Offset by Decrease in Americas
Currency Headwinds Continue

MINNEAPOLIS (April 20, 2016) - Graco Inc. (NYSE: GGG) today announced results for the first quarter ended March 25, 2016.

Summary
$ in millions except per share amounts

	Thirteen Weeks Ended
	March 25, 2016	March 27, 2015	% Change
Net Sales	$304.9	$306.5	(1)%
Operating Earnings	60.9	65.2	(7)%
Net Earnings	39.6	68.8	(43)%
Diluted Net Earnings per Common Share	0.70	1.14	(39)%
Diluted Net Earnings per Common Share, adjusted (1)	$0.70	$0.65	8%
(1) Excludes effect of $30 million of net investment income from the Liquid Finishing businesses sold in the second quarter of 2015. See Consolidated Results below for reconciliation of the adjusted non-GAAP financial measure to GAAP.

•	At consistent translation rates, sales increased 1 percent. Incremental sales from acquired operations contributed 2 percentage points of growth.

•	Changes in currency translation rates decreased sales and net earnings by approximately $5 million and $2 million, respectively.

•
Operating expenses increased by $4 million, including $3 million from acquired operations and a $1 million increase in unallocated corporate expenses driven by higher stock compensation and non-divisional pension cost.

"First quarter sales continued to show variability between regions and product lines, similar with the quarter to quarter variability we have experienced during the last couple of years," said Patrick J. McHale, Graco's President and CEO. "February was notably weak, particularly in the Americas, with double-digit declines in incoming order rates across most product categories. Order rates normalized in March and have continued to hold through the beginning of the second quarter. Contractor Americas performance was weaker than expected in the first quarter against a tough comparable from the same period of 2015. Out the door sales of our channel partners remained solid, however, and we expect Contractor Americas to make up ground in the second quarter. We continue to anticipate Contractor Americas will grow high single digits for the full year 2016."

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Consolidated Results

Sales decreased 1 percent, though at consistent translation rates they increased 1 percent. Increases of 10 percent in EMEA (13 percent at consistent translation rates) and 6 percent in Asia Pacific (9 percent at consistent translation rates) were largely offset by a 6 percent decrease in the Americas. Incremental sales from operations acquired within the last 12 months totaled $7 million, contributing 2 percentage points of growth. Organic sales at consistent translation rates decreased 1 percent, with increases of 10 percent in EMEA, 6 percent in Asia Pacific and a decrease of 7 percent in the Americas.

Gross profit margin rates were consistent with the rates in the first quarter of last year. Favorable effects of realized pricing and reduced acquisition related purchase accounting effects offset the impact of lower factory volume and product mix.

Total operating expenses were $4 million (4 percent) higher than the first quarter last year. The increase included expenses of acquired operations totaling $3 million. Unallocated corporate expenses increased $1 million, mostly from increases in stock compensation and pension, partially offset by a decrease in divestiture costs.

The effective income tax rate was 31 percent, up from 22 percent last year. Post-tax dividend income reduced the effective rate in the first quarter of 2015. The effective rate in the first quarter of 2016 benefited from foreign earnings taxed at lower rates than the U.S. rate and the federal R&D credit that was not reinstated in the first quarter of 2015.

Net earnings in the first quarter of 2015 included $30 million ($0.49 per diluted share) of net investment income from the Liquid Finishing businesses sold in the second quarter of 2015. Results excluding Liquid Finishing investment income and expense provide a more consistent base of comparison of on-going financial results. Excluding net investment income from 2015 results, net earnings increased by $0.5 million and diluted earnings per share increased by $0.05. A calculation of the non-GAAP measurement of net earnings excluding investment income and expense follows (in millions except per share amounts):

	Thirteen Weeks Ended
	March 25, 2016	March 27, 2015
Net Earnings, as reported	$39.6	$68.8
Held separate investment (income), net	0.0	(29.5)
Income tax effect	0.0	(0.2)
Net Earnings, adjusted	$39.6	$39.1

Diluted earnings per share
As reported	$0.70	$1.14
Adjusted	$0.70	$0.65

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Segment Results

Certain measurements of segment operations are summarized below:

	Thirteen Weeks
	Industrial	Process	Contractor
Net sales (in millions)	$147.1	$64.3	$93.5
Percentage change from last year
Sales	3%	(5)%	(2)%
Operating earnings	7%	(31)%	(14)%
Operating earnings as a percentage of sales
2016	31%	11%	18%
2015	30%	16%	20%

Industrial segment sales increased 3 percent (5 percent at consistent translation rates). A 4 percent decrease in the Americas was more than offset by increases of 8 percent in EMEA (11 percent at consistent translation rates) and 10 percent in Asia Pacific (12 percent increase at consistent translation rates). Operating margin rates for the Industrial segment were slightly higher than last year due to improved gross margin rates and expense leverage on higher sales volume.

Process segment sales decreased 5 percent (3 percent at consistent translation rates), including decreases of 7 percent in the Americas and 5 percent in Asia Pacific (2 percent at consistent translation rates). Sales in EMEA were flat, and increased 4 percent at consistent translation rates. Operating margin rate decreased compared to last year with improvements in gross margin offset by unfavorable expense leverage.

Contractor segment sales decreased 2 percent (1 percent at consistent translation rates), with an 8 percent decrease in the Americas partially offset by increases of 26 percent in EMEA (29 percent at consistent translation rates) and 3 percent in Asia Pacific (8 percent at consistent translation rates). Operating margin rate decreased due to unfavorable expense leverage on lower sales volume.

Outlook

"Despite softness in the first quarter, we maintain our outlook for the full year of low to mid single-digit organic constant currency growth for Graco worldwide and expect growth in every region and reportable segment," said McHale. "We expect the Americas to generate mid single-digit growth, and the EMEA and Asia Pacific regions to generate low single-digit growth. There is some risk in our Process segment outlook, reflecting continued headwinds in the oil and natural gas market, however we continue to believe this segment will achieve organic constant currency growth in 2016. While we are mindful of opportunities to reduce discretionary spending, our intent is to press forward with investments in our growth initiatives and we are confident these initiatives will provide a solid long-term return to our shareholders."

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Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2015 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; economic conditions in the United States and other major world economies; changes in currency translation rates; changes in laws and regulations; compliance with anti-corruption laws; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with, litigation, administrative proceedings and regulatory reviews incident to our business as well as indemnification claims under our asset purchase agreement with Carlisle Companies Incorporated, Carlisle Fluid Technologies, Inc., and Finishing Brands Holdings Inc.; the possibility of decline in purchases from few large customers of the Contractor segment; variations in activity in the construction, automotive, mining and oil and natural gas industries; our ability to attract, develop and retain qualified personnel; and catastrophic events. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2015 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

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Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, April 21, 2016, at 10 a.m. CT, 11 a.m. ET, to discuss Graco’s first quarter results.

A real-time webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 1 p.m. CT on April 21, 2016, by dialing 888-203-1112, Conference ID #4595390, if calling within the U.S. or Canada. The dial-in number for international participants is 719-457-0820, with the same Conference ID #. The replay by telephone will be available through April 25, 2016.

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com or on Twitter @GracoInc.

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GRACO INC. AND SUBSIDIARIES
Consolidated Statement of Earnings
(Unaudited) (In thousands except per share amounts)

	Thirteen Weeks Ended
	March 25, 2016	March 27, 2015
Net Sales	$304,912	$306,453
Cost of products sold	143,116	144,324
Gross Profit	161,796	162,129
Product development	14,686	15,290
Selling, marketing and distribution	52,701	51,424
General and administrative	33,460	30,184
Operating Earnings	60,949	65,231
Interest expense	4,493	5,303
Held separate investment (income), net	—	(29,523)
Other expense (income), net	(1,146)	710
Earnings Before Income Taxes	57,602	88,741
Income taxes	18,050	19,900
Net Earnings	$39,552	$68,841
Net Earnings per Common Share
Basic	$0.71	$1.17
Diluted	$0.70	$1.14
Weighted Average Number of Shares
Basic	55,394	58,981
Diluted	56,709	60,465

Segment Information
(Unaudited) (In thousands)

	Thirteen Weeks Ended
	March 25, 2016	March 27, 2015
Net Sales
Industrial	$147,088	$143,266
Process	64,285	67,681
Contractor	93,539	95,506
Total	$304,912	$306,453
Operating Earnings
Industrial	$45,794	$42,940
Process	7,277	10,498
Contractor	16,743	19,375
Unallocated corporate (expense)	(8,865)	(7,582)
Total	$60,949	$65,231

The consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.

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